Contact

www.linkedin.com/in/
cderekcampbell (LinkedIn)

Top Skills

Executive Board Leadership

Executive Board Leadership

International Deal Origination

Honors-Awards

Defense Meritorious Service Medal for actions in South Sudan from 2014-2015

Bronze Star for actions in Operation Enduring Freedom (Afghanistan) in 2005

Legion of Merit awarded for exceptionally meritorious conduct in the performance of outstanding services and achievement at the Defense Threat Reduction Agency (DTRA) from 2016 - 2019

C. Derek Campbell

Leader - Strategist - Mentor - Investor | Colonel of U.S. Marines | Expert in Ensuring Tactical Actions Deliver Strategic Results

Washington DC-Baltimore Area

Summary

C. Derek Campbell - Leader | Strategist | Mentor | Investor

C. Derek Campbell is an experienced senior executive leader and strategic advisor with business interests across the energy, natural resources, infrastructure, security, and defense sectors. He is the Group Managing Partner of LVC Global Holdings, LLC, an international asset acquisition, investment, and consulting platform that optimizes and monetizes opportunity flow across the Emerging and Frontier Markets – with a particular focus on Africa.

Mr. Campbell is a Distinguished Fellow in the Global Federation of Competitiveness Councils, a former Principal Committee Member of U.S. EXIM Bank's Sub-Saharan Africa Advisory Committee, and a former Advisory Board Member of the African Energy Chamber. He holds a Bachelor of Science Degree from the University of Maryland and a Master of Strategic Studies from the U.S. Army War College.

Additionally, Mr. Campbell is a Colonel in the United States Marine Corps Reserves, having served with distinction in operational combat tours in Iraq, Afghanistan, and South Sudan. He also served in high-level staff tours as the U.S. Marine & Naval Attaché to Nigeria, the Chief of Military Plans for the U.N. Mission in South Sudan (UNMISS), and the USMC Liaison Officer to the Defense Threat Reduction Agency (DTRA).

Experience

LVC Global Holdings, LLC

Group Managing Partner

March 2019 - Present (5 years)

Global

Founder and Senior Principal of LVC Global Holdings, LLC - an international asset acquisition, investment, and consulting platform that optimizes and

monetizes opportunity flow across multiple verticals - with keen interest in the Emerging & Frontier Markets. Visit us at: www.lvc-global.com.

United States Marine Forces Reserve
Colonel of U.S. Marines
January 2007 - Present (17 years 2 months)
Global

Colonel in the United States Marine Corps Reserves. Serve as a Strategic Plans Officer, Civil Affairs Officer, and Sub-Saharan Africa Regional Affairs Officer.

GFCC | The Global Federation of Competitiveness Councils
Distinguished Fellow
March 2021 - Present (3 years)
Global

Serving as a Distinguished Fellow of the GFCC. Appointed as a member of the leadership team that drives the GFCC's engagement with the Continent of Africa. Visit us at: www.thegfcc.org

Nukkleus Inc.
Member Board of Directors
January 2024 - Present (2 months)
Global

Independent Non-Executive Director responsible for adding shareholder value by advising on the strategic expansion of the business across the Emerging & Frontier Markets (EFM) - particularly in Africa. Visit us at: www.nukk.com

African Energy Chamber
Senior Advisory Board Member
July 2020 - September 2023 (3 years 3 months)
Africa

Senior Advisory Board Member serving as a Committee Member on the U.S.-Africa Energy Committee. Visit us at: https://energychamber.org/.

African Metals Group
Executive Chairman
July 2021 - August 2023 (2 years 2 months)
Global

Principal and Executive Leader of African Metals Group (AMG), a London-based company providing innovative financing and equity investment for sustainable mining projects in Emerging & Frontier Markets.

We invest long-term capital and technical expertise to accelerate mine development while securing access to in-demand strategic metals at scale and generating returns for our shareholders. Visit us at www.africanmetalsgroup.com.

GreenMet
Advisory Board Chairman
January 2022 - June 2023 (1 year 6 months)
Washington, District of Columbia, United States

Chairman of the Advisory Board that advised the leadership of GreenMet on all matters regarding Strategic Execution, Strategic Engagement, and Strategic Oversight in support of the company's growth plan in the Metals & Minerals global marketplace. Visit us at: www.greenmet.com.

AlphaSierra
Executive Chairman
December 2018 - June 2022 (3 years 7 months)
Global

Executive Leader of AlphaSierra Advisory Group - a bespoke Energy, Natural Resource, and Infrastructure advisory firm in London, with a presence in Dubai. Our experienced team worked with investors and executives seeking growth in emerging and frontier markets - with expertise across Africa. Visit us at: www.alphasierra.co.

Energy & Natural Resource Security, Inc.
Executive Chairman
February 2018 - December 2021 (3 years 11 months)
Global

Founder, CEO, and Executive Chairman of Energy & Natural Resource Security, Inc. Oversaw the strategic engagements of the company and directed the development of all market entry strategies. ENRS ensures Energy & Natural Resource asset owners/operators achieve Resiliency and maintain Continuity of Ops by mitigating Risk throughout their asset's operational life cycle. Visit us at: www.enr-security.com.

TransGen Energy, Inc.
Non Executive Chairman
June 2012 - December 2021 (9 years 7 months)
Global

Founder, CEO, Executive Chairman. Drove all strategic engagements of the company. TransGen Energy, Inc. (TransGenerational Energy) sells petroleum, natural gas, electricity, renewables, and other operational energy products and services to Government and Commercial entities - both domestically and internationally.

Export-Import Bank of the United States
Committee Member - Sub-Saharan Africa Advisory Committee
September 2020 - October 2021 (1 year 2 months)
Washington, District of Columbia, United States

Defense Threat Reduction Agency
U.S. Marine Corps Liaison Officer to DTRA
November 2016 - October 2019 (3 years)
Washington D.C. Metro Area

Mobilized by the Marine Corps Combat Development Command (Quantico, VA) as the Marine Liaison Officer to the Defense Threat Reduction Agency (DTRA). Oversaw all Marine Corps efforts pertaining to Counter-IED, Counter-UAS/Counter-Drone, Counter-Tunnel and the like. Was the lead Marine Corps representative for C-UAS with the Joint Staff on the C-UAS/Counter-Drone Working Group.

U.S. Department of State
Special Security Advisor - U.S. Special Envoy's Office on South Sudan
February 2016 - June 2016 (5 months)
South Sudan

Secondment by the U.S. Special Envoy's Office on South Sudan for a special assignment to assist and direct the newly formed Transitional Government of National Unity of South Sudan in executing requirements of the 2015 Peace Treaty between the Government of South Sudan and the SPLA in Opposition (I/O). Served as a Special Security Advisor in charge of leading the Ministry of Interior in the development and implementation of the Joint Operations Center (JOC) to be run by the newly formed South Sudanese Joint Integrated Police (JIP) which is charged with de-militarizing and establishing police primacy for security in the capital city of Juba, South Sudan.

United Nations
Chief J-5/Chief of Military Plans & Future Operations for the U.N. Mission in South Sudan (UNMISS)
May 2014 - May 2015 (1 year 1 month)
South Sudan

Took sabbatical from CEO position and served as the Chief J-5/Chief of Military Plans & Future Operations Officer for the United Nations Mission in South Sudan (UNMISS) which is comprised of a force of 12,500 troops from over 70 nations. On sabbatical from duties as CEO of TransGen Energy, Inc. until mid-2015.

Accession International, Inc.
Managing Director
January 2007 - January 2013 (6 years 1 month)
Global

Founder and Senior Principal of Accession International, Inc. Oversaw all strategic engagements of the company and managed all international deal flow. Was responsible for all Business Development/Facilitation operations of the company. Accession International, Inc. was an international extractive industry consultancy that provided market access, business development and deal origination services to Oil, Natural Gas, Mining, and Infrastructure opportunities in the Gulf of Guinea Region of Sub-Saharan Africa.

US Marine Corps
Leader of U.S. Marines
May 1994 - January 2007 (12 years 9 months)
Global

A field grade officer in the United States Marine Corps. Served in both Operations Iraqi Freedom and Enduring Freedom. From 2004 - 2006 served as the U.S. Marine & Naval Attaché to Nigeria. Additionally, prior to participating in the invasion of Iraq, assigned as the Marketing Operations Officer at the Marine Corps Recruiting Command responsible for marketing and advertising operations throughout the United States.

U.S. Department of State
U.S. Marine & Naval Attaché to Nigeria
July 2004 - July 2006 (2 years 1 month)
Lagos and Abuja, Nigeria

Served in Lagos, Nigeria (assigned to the U.S. Embassy in Abuja but posted to the U.S. Consulate in Lagos) as the Senior U.S. Military Officer for the southern/littoral region of Nigeria. Regarded as a primary contact for DoS and DoD for Gulf of Guinea Maritime Security Initiative issues, Extractive Industry security dynamics, and issues surrounding the Niger Delta security crisis in Nigeria. Extensive involvement with the Nigerian Navy with respect to Maritime/Port safety and security, especially regarding assets in the Niger

Delta. Coordinated the implementation of the first international training of the newly formed Nigerian Special Boat Service by the U.S. Navy. Instrumental in the development of the weekly Delta Working Group security meeting which shares information in order to define and deal with the security crisis in the Niger Delta.

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Education

The United States Army War College
Masters of Strategic Studies (M.S.S), Strategy Development and Execution - Elective Concentration in Energy & National Security · (2017 - 2019)

University of Maryland Global Campus
· (1992 - 1994)

University of Maryland
· (1987 - 1992)

United States Air Force Academy Preparatory School
· (1986 - 1987)